SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 23, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X  Form 40-F
                                       ---          ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

      (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

      (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

23 November 2006

Corus Group plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification today from UBS AG pursuant to Section 198 of the Companies Act 1985, that at close of business on 20 November 2006 UBS AG, acting through its business group and legal entities detailed below, had an interest in 66,122,182 ordinary shares of Corus Group plc's issued share capital, representing 7.36%.

5,164,900 of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of the Act.

----------------------------------------------- -------------------------------------------
UBS business group / legal entity                      Breakdown of position held (%)
----------------------------------------------- -------------------- ----------------------
UBS AG London Branch                                64,456,887               7.17%
                                                      shares
----------------------------------------------- -------------------- ----------------------
UBS Global Asset Management Life Limited             1,665,295               0.19%
                                                      shares
----------------------------------------------- -------------------- ----------------------
UBS AG - Total                                      66,122,182               7.36%
                                                      shares
----------------------------------------------- -------------------- ----------------------

END

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CORUS GROUP plc



Date: November 23, 2006                  By: Theresa Robinson
    -----------------------                  ----------------
                                         Name: Mrs Theresa Robinson
                                               Group Secretariat Co-ordinator